UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Completion of Conversion of OSN Convertible Note

On December 15, 2025, Anghami Inc. (the “Company”) issued to OSN Streaming Limited (“OSN”) 2,376,171 ordinary shares. The shares were issued to OSN pursuant to the terms of the senior unsecured convertible notes (the “Notes”) held by OSN upon conversion of (i) the entire principal amounts outstanding under the Notes in the aggregate amount of $55,000,000; and (ii) the capitalized PIK Interest and any accrued and not capitalized PIK Interest under the Notes as of December 15, 2025. Following conversion of the Notes, no Notes remain outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.

Date: December 15, 2025	By:	/s/ Elias Habib
	Name:	Elias Habib
	Title:	Chief Executive Officer

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